                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                    FOR FISCAL YEAR ENDED DECEMBER 31, 2001
                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

            FOR THE TRANSITION PERIOD FROM            TO           .

                           COMMISSION FILE NO. 1-3071


                 THE HANOVER COMPANIES RETIREMENT SAVINGS PLAN
                            (FULL TITLE OF THE PLAN)


                          HANOVER COMPRESSOR COMPANY
               12001 NORTH HOUSTON ROSSLYN, HOUSTON, TEXAS 77086
  (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)

Required Information

Item 4. Financial Statements and Supplemental Schedules for the Plan

     The Hanover Companies Retirement Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan's financial statements and supplemental schedule has been examined by PricewaterhouseCoopers LLP, Independent Accountants and their report is included herein beginning on page F-1.

                                     Exhibit

Designation                 Description                    Method of Filing
-----------                 -----------                    ----------------

Exhibit 23    Consent of PricewaterhouseCoopers LLP     Filed with this Report.

                                    Signature

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator for the Hanover Companies Retirement Savings Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

                             Hanover Companies Retirement Savings Plan

                             By:  /s/ Michael J. McGhan
                                  ---------------------------------
                                  Michael J. McGhan,
                                  President/Chief Executive Officer


Date: June 27, 2002

                              The Hanover Companies

                             Retirement Savings Plan

                 Financial Statements and Supplemental Schedule

                           December 31, 2001 and 2000

                                                                  Page

Report of Independent Accountants                                  F-3

Financial Statements:
     Statement of Net Assets Available for Benefits
       at December 31, 2001 and 2000                               F-4

     Statement of Changes in Net Assets Available for Benefits
       for the Year ended December 31, 2001                        F-5

     Notes to Financial Statements                                 F-6

Supplemental Schedule:*
     Schedule of Assets (Held at End of Year)                      F-14

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Plan Administrator of
The Hanover Companies Retirement Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Hanover Companies Retirement Savings Plan (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ PricewaterhouseCoopers LLP


Houston, Texas
June 21, 2002

The Hanover Companies Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 2001 and 2000


                                                                                2001              2000
Investments:
   Cash (Note 9)                                                           $ 19,819,122       $     8,379
   Hanover Compressor Company common stock, at fair value                     7,726,973         7,818,791
   Mutual funds, at fair value                                                                  9,213,451
   Common/collective trusts, at fair value                                                      2,924,160
   Participant loans, at cost                                                 1,838,622           978,895
                                                                           ------------       -----------
        Total investments                                                    29,384,717        20,943,676
                                                                           ------------       -----------
Employer contributions receivable                                               227,344           225,615
Employee contributions receivable                                                                 193,802
                                                                           ------------       -----------
        Total receivables                                                       227,344           419,417
Excess contributions payable                                                                      (46,081)
                                                                           ------------       -----------
        Net assets available for benefits                                  $ 29,612,061       $21,317,012
                                                                           ============       ===========

  The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2001


Additions to net assets attributed to:
   Investment income (loss):
 Net depreciation in fair value of mutual funds                    $ (1,249,309)
     Net depreciation in fair value of common/collective trusts         (71,907)
     Net depreciation in fair value of Hanover Compressor
         Company common stock                                        (3,902,302)
     Dividend income                                                    583,018
     Interest income                                                    139,753
                                                                   ------------
          Total investment income (loss)                             (4,500,747)
                                                                   ------------
   Contributions:
     Employer contributions                                           1,177,493
     Employee contributions                                           5,314,594
     Employee rollover contributions                                  3,308,763
     Plan mergers (Note 5)                                            3,632,196
                                                                   ------------
          Total contributions                                        13,433,046
                                                                   ------------
          Total additions to net assets                               8,932,299
Deductions from net assets attributed to:
     Benefits paid                                                      626,333
     Administrative expenses                                             10,917
                                                                   ------------
          Total deductions from net assets                              637,250
                                                                   ------------
Net increase in net assets available for benefits                     8,295,049

Net assets available for benefits:
     Beginning of year                                               21,317,012
                                                                   ------------
     End of year                                                   $ 29,612,061
                                                                   ============

   The accompanying notes are an integral part of these financial statements.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.   Description of Plan

     The Hanover Companies Retirement Savings Plan (the Plan) was adopted effective January 1, 1994 by Hanover Compressor Company (the Company) and replaced the Company's former plan, the Hanover Energy Employee's Savings Plan.

     The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General

     The Plan is a defined contribution plan covering all domestic employees of the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Participation

     A domestic employee of the Company is generally eligible to become a participant in the Plan upon attainment of eighteen years of age and six months of service with the Company.

     Contributions

     Participants may contribute up to 20% of their pre-tax compensation, as defined in the Plan document. Participants may also elect to make rollover contributions to the Plan from other qualified retirement plans. The Company may make discretionary contributions to the Plan in the form of matching contributions of 35% of each participant's contributions for the Plan year, up to an annual maximum of $1,000 per individual. Participants who were employed on the last day of the Plan year or who died, became disabled while an employee of the Company or terminated employment after obtaining normal retirement age, as defined in the Plan document, during the Plan year are eligible for an allocation of discretionary Company contributions. The Company made discretionary contributions of $1,177,493 during the Plan year ended December 31, 2001.

     Participant contributions may not exceed the maximum statutory limit, which was $10,500 for the Plan year ended December 31, 2001. Participants may change their contribution percentage on a quarterly basis.

     All Company matching contributions are made in the form of Hanover Compressor Company common stock. With regards to the Company matching contributions, participants may not withdraw or reallocate such amounts to other Plan investment options until the participant terminates participation in the Plan.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     Participant Accounts

     Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and forfeitures of terminated participants' nonvested accounts. All Plan assets are allocated to individual participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

     Vesting

     Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants become vested in the Company's contributions, including reallocated forfeiture accounts, and actual earnings thereon at the rate of 20% per year after two years of employment with the Company subject to limitations by the Plan document.

     Forfeitures

     Forfeited nonvested Company contributions are allocated to current Plan participants on an annual basis based on the ratio of each individual participant's total compensation to the total compensation of all eligible Plan participants for the Plan year as defined by the Plan document. For the year ended December 31, 2001, forfeited nonvested amounts totaling $33,947 were allocated to Plan participants. As of December 31, 2001, there were $49,732 of forfeited nonvested accounts which had not yet been allocated to Plan participants.

     Investment Options

     During the year ended December 31, 2001, participants were able to direct their contributions among 23 different investment options consisting of Hanover Compressor Company common stock, common/collective trusts and mutual funds.

     As further discussed in Note 9, effective December 31, 2001 all of the Plan's investments, with the exception of Hanover Compressor Company common stock, were converted to cash.

     Payment of Benefits

     A participant may elect to withdraw any part of his or her vested account upon retirement, termination of employment, death or disability or attainment of age 59 1/2. Benefits may be paid by either a lump-sum amount equal to the value of his or her account or periodic installments. A lump-sum payment is automatically distributed to terminated participants with vested balances equal to or less than $5,000. Withdrawals of vested balances due to immediate and heavy financial need are also permitted subject to the terms of the Plan document.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     Participant Loans

     Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of the value of the participant's vested account balance in the Plan. Loans are secured by the vested balance in the participant's account and bear interest at a rate determined by the Plan administrator in accordance with the terms of the Plan document. As of December 31, 2001 and 2000, the interest rate on outstanding loans ranged from 5.0% to 11.5% and 7.5% to 11.5%, respectively. Loan repayments are made through payroll deductions and interest paid on loans is credited to the applicable participant's account. Participant loans are generally repaid over a period not to exceed five years.

     Administration

     The Plan is sponsored by the Company and certain officers and employees of the Company serve as the Plan Administrator. The Plan Administrator has the power and duty to take all actions and make all decisions necessary to properly carry out the provisions of the Plan subject to the terms of the Plan document. These powers and duties include, among other things, the interpretation of Plan provisions and the engagement of a trustee, record keeper, investment manager, legal counsel, independent accountants and other such specialists as are deemed necessary for operation of the Plan.

     Merrill Lynch served as the trustee, record keeper and investment manager of the Plan. As discussed in Note 9, effective January 1, 2002, Merrill Lynch's duties were transferred to INVESCO Retirement, Inc.

     Expenses of the Plan

     Expenses of the Plan are generally paid for by the Company. Administrative expenses reflected on the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2001 represent the sum of charges to individual participant accounts for specific transactions initiated by the applicable participants in accordance with the Plan document.

2.   Summary of Significant Accounting Policies

     The financial statements of the Plan are prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America and in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." The following is a summary of the Plan's significant accounting policies:

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     Use of Estimates

     The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the preparation of the financial statements. Actual results could differ from those estimates.

     Payment of Benefits

     Benefits are recorded when paid.

     Valuation of Investments

     The Plan's investments in mutual funds and Hanover Compressor Company common stock are stated at fair market value based on period ending quoted market prices. Common/collective trusts are stated at fair market value of the applicable trusts' underlying net assets as determined by the quoted market prices for securities which market quotations are available or with respect to securities for which no quotations are available, fair values as determined in good faith by Merrill Lynch. Cash and participant loans are valued at cost, which approximates fair market value.

     Investment Income Recognition

     The net appreciation (depreciation) in fair value of investments includes the realized gain or loss on investments bought and sold during the year as well as the unrealized change in fair value of such investments during the year. Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.

     Certain of the Plan's investments pay investment advisory fees and/or 12b-1 fees and administrative expenses. These fees are reflected in the valuation of these investments.

3.   Concentrations of Credit and Market Risk

     Certain investments, including the common stock of the Company, potentially subject the Plan to concentrations of credit and market risk. The Plan does not obtain or require collateral for these investments. Changes in the domestic and international economic environment and other factors outside the control of the Plan have a direct impact on the market value and/or credit risk of the Plan's investments. It is reasonably possible that changes in the economic environment will occur in the near term

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     and that such changes will have a material effect on the market value of the Plan's investments and/or credit risk relating to such investments.

4.   Investments

     Plan investments as of December 31, 2001 and 2000 that represent five percent or more of the Plan's net assets available for benefits are as follows:

                                                    December 31,
                                                 ------------------
                                                 2001          2000
                                                 ----          ----
     Cash (Note 9)                            $19,819,122
     Common stock:
       Hanover Compressor Company               7,726,973   $7,818,791
     Commom/collective trusts:
       Merrill Lynch Retirement
        Preservation Trust                                   2,380,810
     Mutual funds:
       Merrill Lynch Balanced Capital Fund                   1,396,221
       Merrill Lynch Global Allocations Fund                 1,835,861
       Merrill Lynch Growth Fund                             1,359,429
       Merrill Lynch Focus Value Fund                        1,311,699

     The Plan's only investment option which is nonparticipant directed is its investment in Hanover Compressor Company common stock as it relates to Company contributions. As follows is a summary of the change in the Plan's investment in Hanover Compressor Company common stock for the year ended December 31, 2001:

     Net depreciation in fair value of common stock          $(3,902,302)
     Interest income on participant loans                         23,644
     Employer contributions                                    1,175,764
     Employee contributions                                    1,158,380
     Employee rollover contributions                             563,991
     Loan repayments                                             119,831
     Transfers (to) from other investment options, net           891,064
     Benefits paid                                              (122,190)
                                                             -----------
       Net decrease                                              (91,818)
     Total investment
       Beginning of year                                       7,818,791
                                                             -----------
       End of year                                           $ 7,726,973
                                                             ===========

5.   Plan Mergers

     Effective October 1, 2001, the Company merged the assets of four similar defined contribution retirement plans into the Plan.

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     Such plans were sponsored by certain of the Company's operating subsidiaries prior to the Company's acquisition of these entities. The participants in these plans became eligible to participate in the Plan in conjunction with the Company's acquisition of the applicable entity. Such acquisitions were completed by the Company at various times from 1999 to 2001.

6.   Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contribution at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to be terminated in the future, all participants would immediately become fully vested in their entire account balance at the time of the Plan's termination.

7.   Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated December 6, 1995 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). As a result, it is believed that the Plan is exempt from taxation under the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.   Party-In-Interest Transactions

     Certain of the Plan's investments are managed by Merrill Lynch, the trustee and record keeper of the Plan. Transactions involving these investments occur at quoted market values. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from prohibition of party-in-interest transactions under ERISA.

     Additionally, the Plan provides for investment in shares of the Company's common stock. As the Company is the Plan Sponsor, these transactions qualify as party-in-interest transactions under ERISA.

9.   Change of Record Keeper, Investment Manager and Trustee

     Effective January 1, 2002, the Plan administrator changed the Plan's investment manager, record keeper and trustee from Merrill Lynch to INVESCO Retirement, Inc. (INVESCO). As a result of the change, certain of the Plan's available investment options were no longer available to participants. In preparation for the

The Hanover Companies Retirement Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

     transfer, Merrill Lynch converted all investments, with the exception of Hanover Compressor Company common stock, to cash on December 31, 2001. The Plan's assets were transferred to INVESCO on January 2, 2002. All investment options converted to cash prior to the transfer were mapped to investments with similar investment objectives upon receipt of the funds by INVESCO.

                              Supplemental Schedule

The Hanover Companies Retirement Savings Plan
Schedule of Assets (Held at End of Year)
December 31,2001


                                            (c)                    (d)             (e)
 (a)              (b)                   Description              Historical      Current
           Identity of issuer            of asset                  cost           value
           ------------------           -----------             ------------   ------------
      Cash                             Cash                     $ 19,819,122   $ 19,819,122

  *   Hanover Compressor Company       Common stock                7,702,171      7,726,973

  *   Participant loans                Interest rates
                                        ranging from
                                        5.0% to 11.5% with
                                        varying maturity dates     1,838,622      1,838,622
                                                                ------------   ------------
         Assets held for investment                             $ 29,359,915   $ 29,384,717
                                                                ============   ============

* Denotes party in interest as defined by ERISA.